1933 Act Registration No. 33-



           U.S. SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                  Form N-14

            REGISTRATION STATEMENT UNDER THE
               SECURITIES ACT OF 1933

    [ ] Pre-Effective              [ ] Post-Effective
      Amendment No.                Amendment No.


                 GIT EQUITY TRUST
        (Exact Name of Registrant as Specified in Charter)

         Area Code and Telephone Number: (703) 528-3600

               1655 Ft. Myer Drive, Suite 1000
               Arlington, Virginia 22209
    ----------------------------------------------------------------
          (Address of Principal Executive Offices)

                W. Richard Mason, Esq.
               1655 Ft. Myer Drive, Suite 1000
              Arlington, Virginia 22209

           (Name and Address of Agent for Service)

     Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly, no fee is payable herewith. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended March 31, 1996 was filed with the Commission on or about May 20, 1996.

It is proposed that this filing will become effective on May 1, 1997 pursuant to Rule 488 of the Securities Act of 1933.

                 GIT EQUITY TRUST

               CROSS REFERENCE SHEET
      Pursuant to Rule 481(a) under the Securities Act of 1933


                               Location in Prospectus/Proxy
Item of Part A of Form N-14    Statement


1.    Beginning of             Cross Reference Sheet; Cover Page
     Registration Statement
     and Outside Front
     Cover Page of
     Prospectus


2.    Beginning and Outside    Table of Contents
     Back Cover Page of
     Prospectus


3.    Synopsis and Risk        Cover Page; Summary; Risks
     Factors


4.    Information about the    Summary; Reasons for the
     Transaction               Merger Plan; Material
                               Provisions of the Proposed Transaction;
                               Description of Shares of the GIT
                               Fund and the Investors Fund; Federal
                               Income Tax Consequences;
                               Comparative Information on
                               Shareholders' Rights; Exhibit A


5.    Information about the    Cover Page; Summary; Comparison of
     Registrant                Investment Objectives and Policies;
                               Description of Shares of the
                               GIT Fund and the
                               Investors Fund; Federal Income Tax
                               Consequences; Comparative
                               Information on Shareholders'
                               Rights; Additional Information

6.    Information about the    Cover Page; Summary; Comparison of
     Company Being Acquired    Investment Objectives and Policies;
                               Description of Shares of the
                               GIT Fund and the
                               Investors Fund; Federal Income Tax
                               Consequences; Comparative
                               Information on Shareholders'
                               Rights; Additional Information


7.   Voting Information      Cover Page; Summary; Information
                             about the Merger; Voting
                             Information


8.   Interest of Certain      Inapplicable
     Persons and Experts


9.   Additional Information   Inapplicable
     Required for
     Reoffering by Persons
     Deemed to be
     Underwriters


10.   Cover Page              Cover Page


11.   Table of Contents       Statement of Additional Information
                              Dated May 1, 1997

12.  Additional Information   Statement of Additional Information
     About the Registrant     Dated May 1, 1997

13.  Additional Information   Statement of Additional Information
     about the Company Being  of the Investors Fund dated February 28,
     Acquired                 1997


14.   Financial Statements    Incorporated by reference; Pro
                              Forma Financial Statements


Item of Part C of Form N-14


15.   Indemnification       Indemnification of
                            Trustees/Directors


16.   Exhibits              Item 16. Exhibits


17.   Undertakings          Item 17. Undertakings

              Bascom Hill Investors, Inc.
              6411 Mineral Point Road
              Madison, Wisconsin 53705
              800-767-0300

              May 1, 1997

Dear Shareholder:

We are pleased to announce the most important change made for the shareholders of Bascom Hill Investors, Inc. since our founding in 1978. It has been our desire to further the growth of the fund, give wider exposure to our investment record, offer more services and hopefully to reduce operating costs. Madison Investment Advisors, Inc. (actually, its subsidiary) has been named as the investment advisor to a "family of funds" including a fund with similar investment goals and strategies as your fund, previously called the GIT Equity Trust Select Growth Portfolio. In order to accomplish these goals, the management and Directors of your fund, and the Trustees of GIT Equity Trust all recommend that these two funds be "merged" and renamed. The important enclosed Prospectus/Proxy Statement requires your immediate attention.

The management of your fund will not change! The same management will continue to be responsible for the merged fund. The investment philosophy will remain the same. Both funds hold substantially similar portfolios at this time, thus requiring little portfolio changes or sales. The merged fund will be larger, offer more shareholder services, be available for sale in many more states and have reduced management fees!

The Advantages

o The merged fund will be larger, with a greater number of shareholders, hopefully leading to a national newspaper listing.
o The merged fund's investment advisory fee will be reduced from .80% to .75%.
o You will have the ability to "switch" to two money market funds as well as other equity funds, bond funds and tax-free income funds.
o You will now enjoy our own customer service staff and new services, such as 24-hour telephone access to account information and other state of the art account service features.

New Fund and Family Name

There is good news and bad news. The good news is that we will adopt a new name for your fund appropriate for a fund of its caliber in a full service mutual fund family. The bad news: Like you, we've been attached to Bascom Hill
Investors, our flagship fund for nearly two decades. But, we're in agreement with the University of Wisconsin
Foundation that our enlarged family of funds would suffer ongoing name confusion with their "Bascom Hill Society".
Again, a mere name change doesn't signal any change in philosophy or management!

Annual Meeting & Questions

Naturally, we're excited about the changes facing our fund and the numerous new services we'll be able to offer. We are always available to discuss the merger and its implications. Please plan on attending our Annual Meeting on May xx, 1997. Or, please call us with any questions if you're unable to attend.

PLEASE REVIEW THE ENCLOSED PROSPECTUS/PROXY
STATEMENT AND SEND US YOUR VOTED PROXY AS SOON
AS POSSIBLE.

Thank you.

Sincerely,

(signature)
Frank E. Burgess
President, Bascom Hill Investors, Inc.
and Madison Investment Advisors, Inc.

Sincerely.

(signature)
Katherine L. Frank
President, GIT Equity Trust

                           Bascom Hill Investors, Inc.
                           6411 Mineral Point Road
                            Madison, Wisconsin 53705

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           To Be Held on May 29, 1997


Notice is hereby given that the Annual Meeting of Shareholders (the "Meeting") of the Bascom Hill Investors, Inc. (the "Investors Fund") will be held at the Radisson Inn, 517 Grand Canyon Drive, Madison, Wisconsin, on Thursday, May 29, 1997, at 4:00 p.m. for the following purposes:

1. To consider and act upon the Agreement and Plan of Merger (the "Plan") dated April 1, 1997 providing for the acquisition of substantially all of the assets of the Investors Fund by GIT Equity Trust Select
        Growth Portfolio (the "GIT Fund"), an existing
         series of GIT Equity Trust (the "Trust"), in exchange for shares of the GIT Fund and the assumption by the
         GIT Fund of certain identified liabilities of the Investors Fund, and for distribution of such shares of the GIT Fund to shareholders of the Investors Fund.

2. To elect four (4) directors to serve until the next Annual Meeting of Shareholders, or until their successors are duly elected and qualified or the Investors Fund's earlier Merger; and

3. To approve or disapprove the continuation of the Investment Advisory Agreement between the Investors
Fund and Madison Investment Advisors, Inc.; and

4. To ratify or reject the selection of Williams, Young & Associates, LLC as auditors of the Investors
Fund for the fiscal year ending December 31, 1997 or its earlier Merger; and

5. To transact any other business as may properly come before the meeting or any adjournments thereof.

The Directors of the Investors Fund have fixed the close of business on March 31, 1997 as the record date for the determination of shareholders of the Investors Fund entitled to notice of and to vote at this Meeting or any adjournment thereof.

IMPORTANT

     Your vote is important and all Shareholders are asked to be present in person or by proxy. If you are unable to attend the meeting in person, we urge you to complete, sign, date and return the enclosed proxy as soon as possible using the enclosed stamped envelope. Sending the proxy will not prevent you from personally voting your shares at the Meeting since you may revoke your proxy by advising the Secretary of the Investors Fund in writing (by subsequent proxy or otherwise) of such revocation at anytime before it is voted.

                                    By order of the Board of Directors
                                    (signature)
                                    Katherine L. Frank
                                    Secretary

May 1, 1997

SUBJECT TO COMPLETION, PRELIMINARY COPY
PROSPECTUS/PROXY STATEMENT DATED MAY 1, 1997

                            Acquisition of Assets of

                            Bascom Hill Investors, Inc.
                               6411 Mineral Point Road
                            Madison, Wisconsin 53705
                                 1-800-767-0300

                        By and in Exchange for Shares of

                            The Select Growth Portfolio
                                       of
                            GIT Equity Trust

                             1655 Ft. Myer Drive, Suite 1000
                            Arlington, Virginia 22209
			1-800-336-3063

This Prospectus/Proxy Statement is being furnished to shareholders of Bascom Hill Investors, Inc. (the "Investors Fund") in connection with a proposed Agreement and Plan of Merger (the "Plan"), to be submitted to shareholders of the Investors Fund for consideration at the Annual Meeting of Shareholders to be held at the Radisson Inn, 517 Grand Canyon Drive, Madison, Wisconsin, on Thursday, May 29,
1997, at 4:00 p.m., and any adjournments thereof (the "Meeting"). The Plan provides for substantially all of the assets of the Investors Fund to be acquired by the Select Growth Portfolio, a series of GIT Equity Trust (the "GIT Fund"), in exchange for shares of the GIT Fund and the assumption by the GIT Fund of certain identified liabilities of the Investors Fund (hereinafter referred to as the "Merger"). Following the Merger, shares of the GIT Fund will be distributed to shareholders of the Investors Fund. For economic purposes, the Investors Fund will continue as the GIT Fund in light of the similarities in management, investment policies and other factors. As a legal, entity, however, the Investors Fund will not continue after the Merger. As a result of the proposed Merger, each shareholder of the Investors Fund will receive that number of shares of the GIT Fund having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of the Investors Fund, calculated as set forth in the Plan. The Merger is being structured as a tax-free reorganization for federal income tax purposes.

GIT Equity Trust is an open-end diversified management investment company currently comprised of four publicly offered series, one of which, the GIT Fund, is a party to the Merger.

The GIT Fund and the Investors Fund have substantially similar investment objectives, policies and investment restrictions. Both
Funds seek capital growth with income as an important but secondary consideration. Both funds seek to achieve their objectives by investing in common stocks having potential for growth.

This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the GIT Fund that shareholders of the Investors Fund should know before voting on the Merger or investing in the GIT Fund. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated May 1, 1997, relating to this Prospectus/Proxy Statement and the Merger, incorporating by reference the financial statements of the Investors Fund dated December 31, 1996, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by calling or writing to the Trust at the address and phone number listed on the cover page of this Prospectus/Proxy Statement.

The prospectus of the GIT Fund dated July 31, 1996 is incorporated herein in its entirety by reference. Investors
Fund shareholders will receive a copy of the GIT Fund prospectus in addition to this Prospectus/Proxy Statement.
A copy of the Statement of Additional Information dated
July 31, 1996 and the most recent Annual and Semi-Annual
Reports for the GIT Fund, dated March 31, 1996 and
September 30, 1996, respectively, are available upon request without charge by calling 608-274-0300 or toll-free 800-336-3063. It is anticipated that upon the effective date of the reorganization proposed in this Prospectus/Proxy Statement, a then-effective copy of the GIT Fund's Prospectus will be provided to each shareholder of the GIT Fund.

The Prospectus of the Investors Fund dated February 28, 1997 is incorporated herein in its entirety by reference. A copy of the Prospectus, a Statement of Additional Information dated the same date and the Annual Report for the fiscal year ended December 31, 1996 are available upon request without charge by writing the Investors Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling 608-274-0300 or toll-free 800-767-0300.

  Also accompanying this Prospectus/Proxy Statement as Exhibit A is a copy of the Plan for the proposed Merger.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
                                                    Page
  SUMMARY............................................
   Proposed Merger...................................
   Comparison of Expenses............................
   Tax Consequences..................................
   Investment Objectives and Policies................
   Total Return Performances of the Funds............
   Management; Advisory Fees and Expense Ratios......
   Distribution; Sales Charges.......................
   Purchase and Redemption Procedures................
   Exchange Privileges...............................
   Dividend Policy...................................

  RISKS..............................................

  MANAGEMENT OF THE FUNDS............................

  MATERIAL PROVISIONS OF THE PROPOSED TRANSACTION....

  INFORMATION ABOUT THE MERGER...............
   Plan of Merger....................................
   Capitalization....................................

  REASONS FOR THE MERGER PLAN........................

  DESCRIPTION OF SHARES OF THE GIT
  FUND AND THE INVESTORS FUND........................

  FEDERAL INCOME TAX CONSEQUENCES....................

  COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS....
   Form of Organization..............................
   Capitalization and Shareholder Liability..........
   Shareholder Meetings and Voting Rights............
   Liquidation or Dissolution........................

  ADDITIONAL INFORMATION.............................
   Investors Fund ............................
   GIT Fund.........................................

  OTHER BUSINESS.....................................
   Election of Directors.............................
   Approval of Advisory Agreement....................
   Ratification of Auditors..........................

  VOTING INFORMATION.................................
   Notice to Banks, Broker-Dealers and Voting
   Trustees and Their Nominees.......................

 SUMMARY

THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO
THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS
PROSPECTUS/PROXY STATEMENT (INCLUDING THE DOCUMENTS
INCORPORATED THEREIN BY REFERENCE), AND TO THE EXTENT NOT
INCONSISTENT WITH SUCH ADDITIONAL INFORMATION, THE PROSPECTUS OF
BASCOM HILL INVESTORS, INC. DATED FEBRUARY 28, 1997, THE
PROSPECTUS OF GIT EQUITY TRUST DATED JULY 31, 1996, AND THE
PLAN, A COPY OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY
STATEMENT AS EXHIBIT A.

Proposed Merger. The Plan provides for the transfer of substantially all of the assets of Bascom Hill Investors, Inc. ("the Investors Fund"), in exchange for shares of the Select Growth Portfolio ("the GIT Fund"), an existing series of GIT Equity Trust, and the assumption by the GIT Fund of certain identified liabilities of the Investors Fund. The Plan also calls for the distribution of shares of the GIT Fund to the Investors Fund shareholders. (The transaction is referred to in this Prospectus/Proxy Statement as the "Merger.") As a result of the Merger, each shareholder of record of the Investors Fund will become the record holder of that number of full and fractional shares of the GIT Fund having an aggregate net asset value equal to the aggregate net asset value of the shareholder's shares of the Investors Fund, calculated as set forth in the Plan, as of the close of business on the date that the Investors Fund's assets are exchanged for Shares of the GIT Fund. See "Information About the Merger."

The Board of Directors of the Investors Fund and the Board of Trustees of the GIT Fund, including the Directors and Trustees who are not "interested persons," as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), have concluded that it is in the best interests of both Funds for the Merger to take place. The Directors of the Investors Fund have concluded that the interests of the existing shareholders of the Investors Fund will not be diluted as a result of the transactions contemplated by the Merger, and therefore has submitted the Plan for the approval by the Investors Fund's shareholders.

The Board of Directors recommends approval of the Plan effecting the Merger. The Board of Trustees of GIT Equity Trust has approved the Plan, and accordingly, the GIT Fund's participation in the Merger.

Approval of the Merger on the part of the Investors Fund will require the affirmative vote of more than 50% of its outstanding voting securities. See "Voting Information."

If the shareholders of the Investors Fund do not vote to approve the Merger, Madison Investment Advisors,
Inc. and the Investors Fund's Directors will continue to operate the Investors Fund under its existing arrangements.

 Comparison of Expenses:

The following tables show for the Investors Fund and the GIT
Fund the anticipated shareholder transaction costs associated with an investment in the GIT Fund and the shares of the Investors Fund. Also presented is the estimated expenses of the resulting combined fund.

                              Investors
                    GIT Fund  Fund        Combined Fund


Shareholder
Transaction Expenses

Maximum Sales Load
 Imposed on Purchases
 (as a percentage of
 offering price)      None    None         None

Maximum Sales Load
 Imposed on Reinvested
 Dividends (as a percentage
 of offering price)   None    None         None

Contingent Deferred
 Sales Charge         None    None         None

Exchange Fee          None    None         None

Redemption Fees       None    None         None

Annual Fund Operating Expenses
(as a percentage of average
 daily net assets)

Management Fees      .75%    .80%          .75%

12b-1 Fees           None    None          None

Other Expenses      1.04%    .37%          .40%

Total Fund Operating
Expenses            1.79%   1.17%         1.15%

The foregoing and following tables show for each Fund the annual operating expenses (as a percentage of average net assets) attributable to the the GIT Fund , the Investors Fund and the resulting combined fund, together with examples of the cumulative effect of such expenses on a $1,000 investment in such shares for the periods specified, assuming (i) a 5% annual return, and (ii) redemption at the end of such period.

               GIT Fund  Investors Fund Combined Fund

After 1 year   $ 18      $ 12              $ 12
After 3 years  $ 56      $ 37              $ 37
After 5 years  $ 97      $ 64              $ 63
After 10 years $211      $142              $140

The purpose of the foregoing tables is to assist a Investors Fund shareholder in understanding the various costs and expenses that an investor in the GIT Fund will bear directly and indirectly, as compared with the various direct and indirect expenses that would be borne by an Investors Fund shareholder and a shareholder in the combined fund. The amounts set forth in the foregoing tables and in the examples with respect to the Investors Fund are based on the expenses of shares of the Investors Fund for the fiscal year ended December 31, 1996 and, with respect to the GIT Fund, are based on the expenses of shares for its fiscal year ended March 31, 1996 and, with respect to the combined fund, based on the estimated expenses following the Merger. These examples should not be considered a representation of future expenses or past or future annual return. Actual annual return and future expenses may be greater or less than those shown.

The Trust has entered into a services agreement with Bankers
Finance Advisors, LLC (see Management; Advisory Fees and Expense Ratios, below) for the provision of certain transfer agency, shareholder service and administrative functions on behalf of its existing portfolios. Such services are currently provided at cost. The Trust is expected to establish a flat fee prior to the date of the Merger by which such functions are provided to the GIT Fund at a rate not to exceed 0.40% of average daily net assets and which fee shall be reviewed annually by the Trustees.

Tax Consequences. Prior to or at the completion of the Merger, the Investors Fund will have received an opinion of counsel that the Merger has been structured so that no gain or loss will be recognized by the Investors
Fund or its shareholders for federal income tax purposes as a result of the receipt of shares of the GIT Fund in the Merger. The holding period and aggregate tax basis of shares of the GIT Fund that are received by the Investors Fund shareholders will be the same as the holding period and aggregate tax basis of shares of the Investors Fund previously held by such shareholders, provided that shares of the Investors Fund are held as capital assets. In addition, the holding period and tax basis of the assets of the Investors Fund in the hands of the GIT Fund as a result of the Merger will be the same as in the hands of the Investors Fund immediately prior to the Merger.

  Investment Objectives and Policies. Both Funds seek long-term growth of capital through selection of common stocks. Production of current income is an important but secondary objective. There is no assurance the investment objective of either Fund will be achieved.

Management; Advisory Fees and Expense Ratios. Madison
Investment Advisors, Inc. ("Madison") serves as the investment advisor for the Investors Fund for an annual fee of .80% of the first $50 million of average daily net assets and .75% of the average daily net assets above $50 million. Bankers Finance Advisors, LLC, a subsidiary of Madison
("BFA") serves as the investment advisor to the GIT Fund for an annual fee of .75% of average daily net assets, which fee will remain in place after the Merger.

BFA assumed management of the GIT Fund effective July
31, 1996.  Madison shares its portfolio
management personnel with BFA and is in the process of structuring the GIT Fund so that its portfolio is expected to more closely match that of the Investors Fund by the Merger date.

In light of the similarity in both management and investment objectives (discussed above), Investors Fund shareholders are not expected to experience any change in the quality, style or manner of management of their investment after the Merger.

The business affairs of the Investors Fund are managed by the Board of Directors of the Investors Fund and the business affairs of the GIT Fund are managed by the Board of Trustees of GIT Equity Trust. For the fiscal year ended
December 31, 1996, the Investors Fund's ratio of expenses to average daily net assets was 1.17%. For the fiscal year ended
March 31, 1996, the GIT Fund's ratio of expenses to average daily net assets was 1.79%.

Total Return Performances of the Funds. The total return for the Investors Fund for the fiscal year ended December 31, 1996 was 23.36%. The average annual total return for the five and ten fiscal years ended December 31, 1996 was 12.78% and 10.58%, respectively. BFA and the Madison portfolio management staff assumed investment responsibility for the GIT Fund on July 31, 1996. Prior to then, the GIT Fund was managed by another investment advisor. Except for the final five months of 1996, the following performance information reflects the performance of the GIT Fund while managed by the prior advisor: The total return for the GIT Fund for the year ended December 31, 1996 was 14.09%. The average annual return for the five and ten years ended December 31, 1996 was 8.82% and 9.53%, respectively.

The calculations of total return assume the reinvestment of all dividends and capital gains distributions on the reinvestment date and the deduction of all recurring expenses (including sales charges) that were charged to shareholders' accounts.

Distribution; Sales Charges. Neither the GIT Fund nor the Investors Fund imposes any sales charges or redemption fees. GIT Investment Services, Inc. of the same address as the GIT Equity Trust acts as the Trust's Distributor. Madison acts as distributor of the Investors Fund's shares.

  Purchase and Redemption Procedures.

The minimum initial purchase requirement for the Investors
Fund and the GIT Fund is $1,000. The GIT Fund does not have a minimum for subsequent purchases, but it reserves the right to return investments of less than $50.00. The minimum subsequent purchase requirement for the Investors Fund is $100.

Each Fund provides for mail or wire redemption of shares at net asset value next determined after receipt of the redemption request on each day the New York Stock Exchange is open for business. An additional feature of the GIT Fund is the ability of shareholders to redeem by telephone.

The GIT Fund may, after prior notice, involuntarily redeem shareholders' accounts that have less than $700 of invested funds. There is no comparable provision in the Investors
Fund.

Exchange Privileges. After the Merger, an option not currently available to shareholders of the Investors Fund will be the ability of shareholders to exchange shares of the GIT Fund for shares of other funds of the GIT Investment Funds mutual fund family. There is no comparable provision in the Investors Fund. No sales charge is imposed on an exchange. An exchange which represents an initial investment in another fund of the GIT mutual fund family must amount to at least $1,000, or $500 for an IRA account. Although there is no present intention to do so, an exchange privilege may be modified or terminated at any time.

Dividend Policy. Both the GIT Fund and the Investors Fund distribute any net investment income and net capital gains at least annually. Income dividends and capital gain distributions are automatically reinvested in additional shares, unless the shareholder has made a written request for payment in cash. Shareholders of the Investors Fund that have elected, as of June 13, 1997, to receive dividends and/or distributions in cash will continue to do so after the Merger. After the Merger, former Investors Fund shareholders may change their election with respect to receipt in cash or reinvestment of dividends or distributions of the GIT Fund.

RISKS

  Since the investment objective of each Fund is substantially comparable and the policies and investment restrictions of each Fund are substantially similar, Madison, as advisor to the Investors Fund, believes that there is no significant difference in the risks involved in investing in each Fund's shares. Both funds are subject to market risk. Unlike the Investors Fund, the GIT Fund is permitted to invest in foreign securities, but BFA, as advisor to the GIT
Fund, has no present intention of so investing.
There is no assurance that investment
performance will be positive and that the Funds will meet their investment objectives.

   MANAGEMENT OF THE FUNDS

 Bankers Finance Advisors, LLC provides investment advisory services to the GIT Fund. The address of BFA is 1655 Ft.
Myer Drive, Arlington, Virginia 22209. BFA is a subsidiary of Madison, 6411 Mineral Point Road, Madison, Wisconsin,
53705, which provides investment advisory services to the Investors Fund. Madison and BFA maintain identical portfolio management personnel. The persons responsible for the day-to-day management of the GIT Fund are Frank Burgess and Jay Sekelsky, members of Madison's investment policy committee.

Madison has served as investment advisor to the Investors Fund since its inception. The Investors Fund is managed by Madison's investment policy committee.

MATERIAL PROVISIONS OF THE PROPOSED TRANSACTION

On July 31, 1996, Madison acquired the investment management-related assets of Bankers Finance Investment Management Corp., the former advisor to the GIT Investment Funds Family of mutual funds, and began providing investment advisory services to such funds at that time. Madison has recommended to the Directors of the Investors Fund and to the Trustees of the GIT Fund that economies of scale, efficiencies of management and other benefits (see
"Reasons for the Merger Plan" below) can be achieved through the merger of the two Funds. The Investors Fund has entered into an Agreement and Plan of Merger in the form attached hereto as Exhibit A.

The consummation of the reorganization contemplated by the Agreement is subject to a number of conditions, which include: (i) the receipt of all necessary regulatory approvals; (ii) the approval by the shareholders of the Investors Fund; (iii) the accuracy of the representations and warranties contained in the Agreement; (iv) the absence of pending or threatened litigation relating to the reorganizations contemplated by the Agreement; and (v) the receipt of various legal opinions.

Because BFA is a subsidiary of Madison, neither BFA nor Madison will receive any amount of remuneration in connection the with the Merger, except as otherwise described herein under existing investment advisory and management services agreements with the GIT Fund.

INFORMATION ABOUT THE MERGER

Plan of Merger. The following summary of the Plan is qualified in its entirety by reference to the Plan (Exhibit A hereto). The Plan provides that the GIT Fund will acquire substantially all of the assets of the Investors Fund in exchange for shares of the GIT Fund and the assumption by the GIT Fund of certain identified liabilities of the Investors Fund on June 13, 1997 or such later date as may be agreed upon by the parties (the "Merger Date"). Prior to the Merger Date, the Investors Fund will endeavor to discharge all of its known liabilities and obligations. The GIT Fund will not assume any liabilities or obligations of the Investors Fund other than those liabilities reflected in an unaudited statement of assets and liabilities of the Investors Fund prepared as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE"), currently 4:00 pm. Eastern Time, on the Merger Date. The number of full and fractional shares of the GIT Fund to be issued to the Investors Fund's shareholders will be determined on the basis of the relative net asset values per share of the GIT Fund's shares and the Investors Fund's shares, computed as of the close of regular trading on the NYSE on the Merger Date. The net asset value per share of such shares will be determined by dividing the respective assets, less liabilities, by the total number of outstanding shares.

Star Bank, the custodian for the GIT Fund, will compute the value of each Fund's respective portfolio securities. The method of valuation employed will be consistent with the procedures set forth in the GIT Fund's Prospectus and Statement of Additional Information, Rule 22c-1 under the
1940 Act, and with the interpretations of such rule by the SEC's Division of Investment Management.

At or prior to the Merger Date, the Investors Fund shall have declared a dividend or dividends and distribution or distributions which, together with all previous such dividends and distributions, shall have the effect of distributing to the Investors Fund's shareholders all of the Investors Fund's investment company taxable income for the taxable year ending on or prior to the Merger Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable years ending on or prior to the Merger Date (after reductions for any capital loss carryforward).

As soon after the Merger Date as conveniently practicable, the Investors Fund distribute pro rata to shareholders of record as of the close of business on the Merger Date the full and fractional shares of the GIT Fund received by the Investors Fund. Such distribution will be accomplished by the establishment of accounts in the names of the Investors Fund's shareholders on the share records of the GIT Fund's transfer agent. Each account will represent the respective pro rata number of full and fractional shares of the GIT
Fund due to such Investors Fund's shareholders. After the distribution and the winding up of its affairs, the Investors Fund will terminate as a legal entity, although for practical and economic purposes it will continue its business after the Merger as the GIT Fund. The GIT
Fund will not issue share certificates to shareholders and the shares issued will not have preemption or conversion rights.

The consummation of the Merger is subject to the conditions set forth in the Plan, including approval by the Investors Fund's shareholders, accuracy of various representations and warranties and receipt of opinions of counsel including those matters referred to in "Federal Income Tax Consequences." The Plan can be terminated by mutual agreement or upon the failure of either Fund to satisfy the required conditions.
BFA will bear all the expenses of the GIT Fund in connection with the Merger. Other than the fees and expenses of counsel to the Investors Fund and counsel to the independent Directors of the Investors
Fund (which will be paid by the Investors Fund), the expenses of the Merger (including the cost of any proxy soliciting agents) will be borne by Madison and BFA.
No portion of such expenses shall be paid by the GIT
Fund.

If the Merger is not approved by shareholders of the Investors
Fund, its Board of Directors will continue to operate the Investors Fund under its existing arrangements.

Capitalization. The following table shows the capitalization as of December 31, 1996 of the GIT Fund and the Investors Fund individually and on a pro forma combined basis as of that date, giving effect to the proposed acquisition of the Investors Fund's net assets at fair value or market value, as appropriate:

             GIT             Investors Pro Forma For
             Fund            Fund        Merger

Net Assets   $6,904,690      $13,111,552 $20,016,242
Net Asset Value
 per share   $20.47          $17.92      $20.47

Shares
 outstanding  337,357        731,754     977,976

Had the Merger been consummated on December 31, 1996, the Investors Fund would have received 640,619 shares of the GIT
Fund, which would then be available for distribution to shareholders. No assurance can be given as to how many shares of the GIT Fund that Investors Fund shareholders will receive on the Merger Date and the foregoing should not be relied upon to reflect the number of shares of the GIT Fund that will actually be received on or after the Merger Date.

 As of March 31, 1997, (the "Record Date"), there were [number of] outstanding shares of beneficial interest of the Investors Fund.

 As of the Record Date, the officers and Directors of the Investors Fund beneficially owned as a group less than 10% of the outstanding shares of the Investors Fund. (See
"Other Business, Election of Directors" below) To the best knowledge of the Investors Fund Directors, as of the Record Date, no other shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, the ("Exchange Act")) beneficially owned more than 5% of the Investors Fund's outstanding shares.

Reasons for the Merger Plan.

The Directors of the Investors Fund requested and reviewed extensive information from Madison and BFA in evaluating the effect of the consolidation on the shareholders of the Investors Fund.
The information described: performance of BFA/Madison managed funds; the extensive investment research, including credit analysis, available to BFA/Madison managed funds; the expenses of the BFA managed funds in relation to other mutual funds and to the Investors Fund; the possibility of a future reduction in expenses per share as a result of the consolidation;
the quality and variety of administrative services provided BFA managed funds and the financial condition of the service providers;
the opportunities for investment by shareholders among a family of mutual funds; and the opportunities for marketing among a family of mutual funds.

The independent Directors of the Investors Fund retained independent counsel to advise them with respect to their fiduciary duties in connection with approval of the proposed consolidation.

In evaluating the consolidation of the Investors Fund, into the GIT Fund, the Directors considered the advantages to the Investors Fund's shareholders of association with a considerably larger mutual fund complex while retaining existing investment management, the benefits of being part of a larger group of mutual funds with significantly greater net assets and more diverse investment objectives and the ability of shareholders following the proposed Merger to utilize exchange privileges available currently to shareholders of the other mutual funds managed by BFA.

The Board of Directors of the Investors Fund recommends that shareholders approve the Plan to consolidate the Investors
Fund with the GIT Fund.

    DESCRIPTION OF SHARES OF THE
   GIT FUND AND THE INVESTORS FUND

Full and fractional shares of beneficial interest of the GIT Fund will be distributed to the Investors Fund's shareholders in exchange for their existing shares in the Investors Fund in accordance with the procedures detailed in the Plan. The
GIT Fund does not intend to issue share certificates to shareholders.
Instead, the transfer agent for the GIT Fund will maintain a share account for each shareholder of record. The shares of the GIT
Fund to be issued will have no preemptive or conversion rights and are transferable without restriction.

    FEDERAL INCOME TAX CONSEQUENCES

The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended (the
"Code"). As a condition to the closing of the Merger, the Investors Fund will receive an opinion of counsel to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the
Merger:

(1) The Merger will constitute a "reorganization" within the meaning of section 368(a)(1) of the Code;

  (2) No gain or loss will be recognized to the Investors Fund;

  (3) The tax basis of the assets transferred will be the same to the GIT Fund as the tax basis of such assets to the Investors Fund immediately prior to the Merger;

  (4) No gain or loss will be recognized by the GIT
   Fund;

  (5) No gain or loss will be recognized by the Investors Fund's shareholders upon the issuance of the shares of the GIT Fund to them; and

  (6) The aggregate tax basis of the shares of the GIT Fund, including any fractional shares, received by each of the shareholders of the Investors Fund pursuant to the Merger will be the same as the aggregate tax basis of the shares of the Investors Fund held by such shareholder immediately prior to the Merger, and the holding period of the shares of the GIT
   Fund, including fractional shares, received by each such shareholder will include the period during which the shares of the Investors Fund exchanged therefore were held by such shareholder.

Opinions of counsel are not binding upon the Internal
Revenue Service or the courts. If the Merger is consummated but does not qualify as a tax-free reorganization under the Code, the consequences described above would not be applicable. Shareholders of the Investors Fund should consult their tax advisors regarding the effect, if any, of the proposed Merger in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Merger, shareholders of the Investors Fund should also consult their tax advisors as to state and local tax consequences, if any, of the Merger.

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

The following discussion compares the investment objectives, policies and restrictions of the Investors Fund and the GIT
Fund. This discussion is based upon and qualified in its entirety by the respective investment objectives, policies and restrictions stated in the Prospectuses and Statements of Additional Information of both Funds. For a full discussion of the investment objectives, policies and restrictions of the GIT Fund, refer to the Prospectus of the Trust under the caption "Investment Objectives and Policies" and the Statement of Additional Information. The GIT Fund's
Prospectus also offers two additional funds advised by BFA.
These additional funds' investment objectives, policies and restrictions are not discussed in this Prospectus/Proxy
Statement as these funds are not involved in the Merger, and no offering of shares of such funds, or other classes of shares of the GIT Fund, are made hereby. For a full discussion of the investment objectives, policies and restrictions of the Investors Fund, refer to the Prospectus of the Investors Fund under the caption "General
Description."

Investment Objective. Both Funds' investment objective is to achieve long-term capital appreciation by investing primarily in common stocks. The primary objective of each Fund is to achieve long-term growth with current income an important but secondary objective. Consistent with its investment objective, each Fund may invest in equity securities of companies which its investment advisor believes are undervalued. The investment objective of the Investors Fund is considered a fundamental policy which cannot be changed without shareholder vote. Currently and after the Merger, the investment objective of the GIT Fund may be changed upon written notice to its shareholders.

COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

Form of Organization. The GIT Fund is a series of GIT Equity Trust. Both Bascom Hill Investors, Inc. and
GIT Equity Trust are open-end management investment companies registered with the SEC under the 1940 Act, which continuously offer to sell shares at their current net asset value. GIT Equity Trust is organized as a Massachusetts business trust and is governed by a Declaration of Trust, By-Laws, Board of Trustees, and applicable Massachusetts laws. The Investors Fund is a Wisconsin corporation and is governed by its Articles of Incorporation, By-Laws, Board of Directors and applicable Wisconsin laws.

 Capitalization and Shareholder Liability. Under the terms of the GIT Fund's Declaration of Trust, the Trustees may issue an unlimited number of whole and fractional shares of beneficial interest without par value for each series of shares they have authorized. Currently, the GIT Fund's Trust consists of four series of shares, the Special Growth Portfolio, the GIT
Fund, the Equity Income Portfolio and the Worldwide Growth
Portfolio. All shares issued are fully paid and nonassessable and have no preemptive or conversion rights.
Under Massachusetts law, the shareholders may, under certain circumstances, be held personally liable for the Trust's obligations. The Declaration of Trust, however, provides indemnification out of Trust property of any shareholder held personally liable for obligations of the Trust. Thus, the risk of a GIT Fund shareholder incurring direct financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the portfolio or series itself would be unable to meet its respective obligations. A substantial number of mutual funds in the United States are organized as Massachusetts business trusts.

The Investors Fund has issued transferable common stock, par value $1.00 per share. The Articles of Incorporation authorize the issuance of one million shares. Fractional shares may be issued. All Investors Fund shares are of the same class with equal rights and privileges. Each share has one vote and participates equally in dividends and distributions declared by the Fund and, on liquidation, in its net assets remaining after satisfaction of outstanding liabilities. Under Wisconsin law, shareholders have no personal liability for a corporation's acts or obligations, except for certain employee wage claims.

 Shareholder Meetings and Voting Rights. GIT Equity Trust is not required to hold annual shareholder meetings. Its
Trustees may be removed by a two-thirds vote of the number of Trustees prior to such removal or by two-thirds vote of the shareholders at a special meeting. The By-Laws of the Investors Fund provide that Directors may be removed by a majority vote of shareholders. GIT Equity Trust is required to call a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee when requested in writing to do so by the holders of at least 10% of GIT
Equity Trust's outstanding shares. The Investors Fund must hold a special meeting of its shareholders upon the written request of shareholders entitled to vote not less than 25% of all the votes entitled to be cast at such meeting. GIT
Equity Trust is required to call a meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of the Trustees then holding office were elected by shareholders.

GIT Equity Trust currently does not intend to hold regular shareholder meetings. Absent certain changes, its investment advisory contract is reviewed annually by the Trustees whose terms of office are indefinite. The
Investors Fund holds annual shareholder meetings to approve its investment advisory contract with Madison, elect directors and ratify the selection of independent auditors.
Although formal shareholder meetings are not expected to be called by the GIT Fund following the Merger, Madison and BFA intend to host receptions at least annually for the benefit of shareholders to discuss investment policy, strategy and other matters of interest to shareholders.

Neither Fund permits cumulative voting. A majority of shares entitled to vote on a matter constitutes a quorum for consideration of such matter, and a majority of the shares present and entitled to vote is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act). All shares of all classes of each portfolio in GIT Equity Trust have equal voting rights except that in matters affecting only a particular portfolio (for example, a subadvisory agreement for that portfolio) only shares of that portfolio are entitled to vote.

Liquidation or Dissolution. In the event of the liquidation of a Fund the shareholders are entitled to receive, when, and as declared by the Board of Trustees or Board of Directors, the excess of the assets belonging to such Fund over the liabilities belonging to the Fund. In either case, the assets so distributable to shareholders of the respective Fund will be distributed among the shareholders pro rata based on the shares of the Fund held by them and recorded on the books of the Fund.

The foregoing is only a summary of certain characteristics of the operations of the Declaration of Trust and By-Laws of the Trust and the Articles of Incorporation and By-Laws of the Investors Fund, and of Massachusetts, Wisconsin and federal law. The foregoing is not a complete description of those documents or laws. Shareholders should refer to the provisions of the respective Declaration of Trust, Articles of Incorporation, By-Laws, and Massachusetts, Wisconsin and federal law directly for more complete information.

ADDITIONAL INFORMATION

Investors Fund. Information about the Investors Fund is included in its current Prospectus dated February 28, 1997, and in the Statement of Additional Information of the same date that has been filed with the SEC, both of which are incorporated herein by reference. A copy of the Prospectus and the Statement of Additional Information and the Investors
Fund's Annual Report dated December 31, 1996 are available upon request and without charge by writing to the Investors
Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-
553-7838.

GIT Fund. Information concerning the operation and management of the GIT Fund is incorporated herein by reference to the Prospectus dated July 31, 1996, a copy of which is enclosed, and Statement of Additional Information dated July 31, 1996. A copy of such Statement of Additional
Information is available upon request and without charge by writing to the GIT Fund, at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-336-3063.

Bascom Hill Investors, Inc. and GIT Equity Trust are each subject to the informational requirements of the Exchange
Act and the 1940 Act, and in accordance therewith file reports and other information including proxy material, reports and charter documents with the SEC. These items can be inspected and copies obtained at the Public Reference
Facilities maintained by the SEC at 450 Fifth Street, N.W.,
Washington, D.C. 20549, and at the SEC's Regional Offices located at Northwestern Atrium Center, 500 West Madison
Street, Suite 1400, Chicago, Illinois, 60661-2511, and 7
World Trade Center, 13th Floor, New York, New York 10048.
Copies of such material can also be obtained from the Public
Reference Branch, Office of Consumer Affairs and Information
Services, Securities and Exchange Commission, 450 Fifth
Street, N.W., Washington, D.C. 20549 at prescribed rates.

     OTHER BUSINESS

(1)  Election of Directors

Action is to be taken with respect to the election of the entire Board of Directors to serve until the next Annual
Meeting of Shareholders or until their successors are duly elected and qualified or until the Merger of the Investors Fund, if approved.

The table identifies the nominees for election as Directors of the Investors Fund. All nominees are members of the present Board, having been elected at the last annual meeting. All the nominees attended each of the four meetings of the Board of Directors held during the fiscal year ended
December 31, 1996. The Board has no audit, nominating or similar committees.

During the last fiscal year of the Investors Fund, the Directors were compensated as follows:

                                                      Total
                               Pension or             Compensation
                               Retirement             from
                    Aggregate  Benefits   Estimated   Portfolios
                    Compensa-  Accrued as Annual      and Fund
                    tion       part of    Benefits    Complex
                    from       Portfolios Upon        Paid to
                    Fund       Expense    Retirement  Directors(a)
Frank E. Burgess           0          0         0              0
Edmund B. Johnson      1,000          0         0          3,000
James R. Imhoff, Jr.   1,000          0         0         14,250
Lorence D. Wheeler     1,000          0         0         14,250

(a) Prior to the effective date of the Merger, the complex was comprised of 4 trusts and three corporations with a total of 16 funds and/or series.

Each nominee has consented to be named in this Prospectus/Proxy
Statement and to serve, if elected. As of the date of the Prospectus/
Proxy Statement, Management has no reason to believe that any of the named nominees will be unable to serve. The
Management of the Investors Fund intends to nominate the persons named in the following table, which sets forth the name, principal occupation, address, the current position held with the Investors Fund, and the approximate number of shares of common stock of the Investors Fund beneficially owned, directly or indirectly, by each nominee as of the close of business on March 31, 1997.

Directors of the Investors Fund

                                                                   Shares of
                                                                   Common Stock
                                                                   Beneficially
Name, Principal Occupation          Position with                  Owned Directly
and Address (1)                     the Madison Fund          Age  or Indirectly

*Frank E. Burgess                    Director                 54    xx,xxx(2)
  President and Director
  of Madison Investment
  Advisors, Inc., the Madison Fund's
  Investment Advisor, 6411 Mineral
  Point Rd., Madison, WI  53705
 James R. Imhoff, Jr.                Director                52      x,xxx
  President and Director
  First Realty Group, Inc.
  429 Gammon Place
  Madison, WI  53719,
  Director of Park Bank of Madison, WI
 Edmund B. Johnson                  Director                 75      x,xxx
  Vice President and Director
  of Medix of Wisconsin, Inc.
  Medix is a medical supply company.
  3302 Valley Creek Circle
  Middleton, WI 53562
 Lorence D. Wheeler                 Director                 59        xxx
  President of Credit Union
  Benefits Services, Inc.,
  Box 431, Madison, WI  53701-0431

* Mr. Burgess is the only nominee who is an "interested person" in the Investors Fund's Advisor, Madison
Investment Advisors, Inc.  He is the Advisor's President, a
Director, and its majority shareholder.

(1) Messrs. Burgess, Wheeler, and Johnson have served as
Directors of the Investors Fund since its inception.  Mr.
Imhoff was selected as a Director on February 16, 1979.

(2) Madison Investment Advisors, Inc. which is controlled by
Mr. Burgess, owns 2,538 shares.

    Executive officers of the Investors Fund are elected annually by the Board of Directors.

 The Management of the Investors Fund recommends you vote FOR the Directors nominated in the above table.

Officers of the Investors Fund

Name and Business History                 Office               Age         First elected

Frank E. Burgess                          President            54          1978
President and Director
of Madison Investment
Advisors, Inc., the Investors Fund's
Investment Advisor, 6411 Mineral
Point Rd., Madison, WI  53705
Chris Berberet                           Treasurer             36          1994
Vice President, Madison
Investment Advisors, Inc.
Prior to joining Advisor,
he was associated with ELCA
Board of Pensions in Minneapolis, MN.
Katherine L. Frank                       Vice President,       36         1988
Vice President, Madison In-              Secretary
vestment Advisors, Inc. since 1986.
Previously with Wayne Hummer
& Co., Chicago, IL.
Jay R. Sekelsky                          Vice President       37          1991
Vice President, Madison
Investment Advisors since 1990.
Previously with Wellington
Management of Boston.
Elizabeth Hendricks                     Assistant Secretary   29          1996
Controller, Madison Investment
Advisors, Inc.  With Madison
Investment Advisors, Inc. since
1996.  Previously with McGladrey
and Pullen and Deloitte & Touche.

(2) Approval or Disapproval of the Continuation of the Investment Advisory Agreement

     Action is to be taken with respect to the approval of the Investment Advisory Agreement ("Agreement") between the Investors Fund and its Advisor, Madison Investment
Advisors, Inc. (the "Advisor") until the Merger of the Investors Fund as discussed in this Prospectus/Proxy Agreement, if approved, or, if the Merger is not approved, until the next Annual
Meeting of Shareholders in April or May 1998.
     Under the Agreement, originally dated June 28, 1978, and amended on January 31, 1990, (the "Agreement") Madison
Investment Advisors, Inc. furnishes the Investors Fund with continuous investment service and management. The
Agreement as amended was approved at the last shareholder meeting on May 1, 1996. The Board of the Investors
Fund, including the Directors who are not "interested persons" of the Advisor, formally extended the Agreement as amended at a Director's meeting called for that purpose.

Under the terms of the contract the Advisor is paid a quarterly fee based on the net asset value of the Bascom Hill Fund which is accrued daily and paid at the end of each quarter, as determined by the appraisals made as of the close of each business day. On an annualized basis, the fee is eight-tenths of one percent (.008) of the first $50,000,000 of average daily net assets of the Investors Fund, reduced to seven-and-one-half-tenths of one percent (.0075) of Investors Fund assets in excess of $50,000,000. This fee is higher than that paid by most other investment companies. During the fiscal year ended December 31, 1996, the Advisor received $99,818 in fees from the Investors Fund.

The Advisor, at its own expense and without reimburse-ment from the Investors Fund furnishes office space, office facilities, executive officers and overhead expenses for managing the assets of the Investors Fund, other than expenses incurred in complying with laws regulating the issue or sale of securities and fees paid for attendance at Board meetings to Directors who are not "interested persons" of the Advisor or officers or employees of the Investors Fund. The Investors Fund bears all other expenses of its operations, subject to certain expense limitations.

The Advisor has undertaken to reimburse the Investors
Fund to the extent that expenses, including the investment advisory fee but excluding interest, taxes and brokerage commissions, exceed 2% of the first $10,000,000 of average net assets, 1.5% of the next $20,000,000 of average net assets, and 1% of average net assets in excess of $30,000,000 of the Investors Fund for each year. The
Advisor will offset on a quarterly basis against its quarterly fee any such expenses in excess of the expense limitations. The Advisor was not required to reimburse the Investors Fund in 1996 as the Investors Fund's expenses were within the 2% limitation.

The Agreement is not assignable and may be terminated by the Investors Fund (by action of its Board of Directors or by vote of a majority of its outstanding voting securities) or by the Advisor, without penalty, on sixty
(60) days written notice. Otherwise, this Agreement continues in effect so long as it is approved annually by the Directors of the Investors Fund who are not "interested persons" of the Advisor, cast in person at a meeting called for the purpose of voting on such approval, and by either the Board of Directors or by a majority of the outstanding shares of the Investors Fund.

Frank E. Burgess, who is President and Director of the Investors Fund, is President, Treasurer and a Director of the Advisor. Mr. Burgess is the majority shareholder of the Advisor. Jay R. Sekelsky, who is Vice President of the Investors Fund, is also Vice President of the Advisor. Katherine L. Frank, who is Vice President and Secretary of the Investors Fund, is also Vice President of the Advisor. Chris Berberet who is Treasurer of the Investors Fund, is also Vice President of the Advisor. Elizabeth Hendricks who is Assistant Secretary of the Investors Fund, is also Controller of the Advisor. All of the above may be contacted at 6411 Mineral Point Road, Madison, Wisconsin 53705. The Advisor also manages Bascom Hill BALANCED Fund, Inc. with total net assets of $11 million and Madison Bond Fund, Inc. with total net assets of $4.1 million as of December 31, 1996. Through its Bankers Finance Advisors, LLC subsidiary, the Advisor also manages the GIT Investment Funds family of thirteen mutual funds, including
Government Investors Trust, GIT Equity Trust, GIT Income Trust and GIT Tax-Free Trust, with total net assets of approximately $190 million as of December 31, 1996.

The affirmative vote of the lesser of a majority of the Investors Fund shares entitled to vote or over 67% of the voting securities present at the Meeting if more than 50% of the outstanding voting securities are present is required for approval of the extension of the Agreement.

The Management of the Investors Fund recommends you vote FOR the approval of the extension of the Agreement.

(3)  Ratification or Rejection of Selection of Auditors

The Board of Directors, including the Directors of the Investors Fund who are not "interested persons" as defined by the Investment Company Act of 1940, has selected Williams, Young & Associates, LLC, P.O. Box 8700, Madison, Wisconsin, 53708, independent certified public accountants, to act as auditors of the Investors Fund for the fiscal year ending December 31, 1997 or until the Merger of the Investors Fund, whichever occurs first. Williams, Young & Associates, LLC has examined the accounts of the Investors Fund since its organization.

A representative of Williams, Young & Associates, LLC is expected to be present at the Annual Meeting to answer any appropriate questions and to make a statement if he or she so desires.

The Management of the Investors Fund recommends that you vote FOR the selection of Williams, Young & Associates, LLC as auditors of the Investors Fund for the fiscal year ending December 31, 1997, or until the Merger of the Investors
Fund, whichever occurs first.

(4)   Other Matters

The Management of the Investors Fund knows of no other matter that may come before the Annual Meeting. If any other matters properly come before the Meeting, it is the intention of the persons acting pursuant to the enclosed Proxy form to vote the shares represented by said proxies in accordance with their best judgment with respect to such matters.

VOTING INFORMATION

 This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of the Investors Fund to be used at the Annual Meeting of Shareholders of the Investors Fund, to be held at the Radisson Inn, 517 Grand Canyon Drive, Madison, Wisconsin, on Thursday, May 29, 1997, at 4:00 p.m. and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders on or about May 1, 1997. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon.

Unmarked proxies will be voted FOR the proposed
Merger, FOR the election of the Directors nominated, FOR the renewal of the investment advisory agreement with Madison, FOR the ratification of the selected independent auditors and FOR any other matters deemed appropriate. Proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote or (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Since shares represented by "broker non-votes" are considered outstanding shares, a "broker non-vote" has the same effect as a vote against the Merger. A proxy may be revoked at any time at or before the Meeting by written notice to the Secretary of the Investors Fund, 6411 Mineral Point Road, Madison,
Wisconsin 53705. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, for approval of the Plan and the Merger contemplated thereby.

Approval of the Plan will require the affirmative vote of more than 50% of the outstanding voting securities of the Investors Fund. Fractional shares outstanding are not entitled to a proportionate share of one vote.

  If the shareholders do not vote to approve the Merger, the Board of Directors of the Investors Fund will continue to operate the Investors Fund under existing arrangements.

Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph, facsimile or personal solicitations conducted by officers and employees of Madison, its affiliates or other representatives of Madison (who will not be paid for their solicitation activities).

  The Investors Fund will be responsible for the fees and expenses of its counsel and counsel for the independent Directors in connection with the Merger, whether or not the Merger is consummated. With respect to the costs of preparing this Prospectus/Proxy Statement and soliciting shareholders of the Investors Fund, Madison has agreed to bear such costs.

  In the event that sufficient votes to approve the Plan are not received by June 13, 1997, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of all circumstances which may bear upon a decision to adjourn the Meeting.

A shareholder who objects to the proposed transaction will not be entitled under either Wisconsin law or the Articles of Incorporation of the Investors Fund to demand payment for, or an appraisal of, his or her shares. However, shareholders should be aware that the Merger as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Merger is consummated, shareholders will be free to redeem the shares of the GIT Fund which they received in the transaction at their then-current net asset value. Shares of the Investors Fund may be redeemed at any time prior to the consummation of the Merger. Investors Fund shareholders may wish to consult their tax advisors as to any differing consequences of redeeming Investors Fund shares prior to the Merger or exchanging such shares in the Merger.

 If the Merger is not approved, Any shareholder proposal to be presented at the Annual Meeting of Shareholders held in 1998, must be received at the executive offices of the Investors Fund on or before February 1, 1998 at the address set forth on the cover of this Prospectus/Proxy Statement.

Notice to Banks, Broker-Dealers and Voting Trustees and
Their Nominees. Please advise Madison whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of this Prospectus/Proxy Statement needed to supply copies to the beneficial owners of the respective shares.

  The votes of the shareholders of the GIT Fund are not being solicited by the Prospectus/Proxy Statement and are not required to carry out the Merger.

  THE BOARD OF DIRECTORS OF THE INVESTORS FUND, INCLUDING THE
"NON-INTERESTED" DIRECTORS, RECOMMENDS APPROVAL OF THE PLAN, AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.

      ---------------------
May 1, 1997

        EXHIBIT A


   AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made as of the 1st day of April, 1997, by and between GIT Equity Trust, a Massachusetts business trust (the "Trust"), with its principal place of business at 1655 Ft. Myer Drive, Arlington, Virginia 22209, with respect to its Select Growth Fund series (the "Acquiring Fund"), and Bascom Hill Investors, Inc., a Wisconsin corporation (the "Company"), with its principal place of business at 6411 Mineral Point Road, Madison, Wisconsin 53705 (the "Selling Fund").

This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368 (a)(1) of the United States Internal Revenue Code of 1986 (the "Code"). The reorganization (the
"Merger") will consist of the transfer of substantially all of the assets of the Selling Fund in exchange solely for shares of beneficial interest, no par value per share, of the Acquiring Fund (the "Acquiring Fund Shares") and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund and the distribution, after the Merger Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

WHEREAS, the Selling Fund is an open-end, registered investment company and the Acquiring Fund is a separate investment series of an open-end, registered investment company of the management type, and the Selling Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest;

WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

WHEREAS, the Trustees of the Trust, have determined that the exchange of substantially all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of certain stated liabilities by the Acquiring Fund on the terms and conditions hereinafter set forth is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund will not be diluted as a result of the transactions contemplated herein;

WHEREAS, the Board of Directors of the Selling Fund has determined that the Selling Fund should transfer substantially all of its assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption of certain liabilities by the Acquiring Fund, on the terms and conditions hereinafter set forth, that such transfer is in the best interests of the Selling Fund's shareholders, and that the interests of the existing shareholders of the Selling Fund will not be diluted as a result of the transactions contemplated herein;

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

     ARTICLE I

TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND LIABILITIES AND LIQUIDATION OF THE SELLING FUND

1.1 The Exchange. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefore
(i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by dividing the value of the Selling Fund's net assets computed in the manner and as of the time and date set forth in paragraph 2.1 by the net asset value of one Acquiring Fund Share computed in the manner and as of the time and date set forth in paragraph 2.2 and (ii) to assume certain liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Merger Date").

1.2 Assets to be Acquired. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including without limitation all cash, securities, commodities and futures interests and dividends or interest receivable, which is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Merger Date. The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses. The Selling Fund reserves the right to sell any of such securities but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Merger Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments which the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Merger Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Merger Date.

1.3 Liabilities to be Assumed. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Merger Date. The Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared by Madison Investment Advisors, Inc. the investment advisor and administrator of the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, all of which shall remain the obligation of the Selling Fund.

1.4 Liquidation and Distribution. As soon after the Merger Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Merger Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1. and
(b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund, to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange, but nothing herein prevents the Acquiring Fund from issuing certificates to its shareholders thereafter.

1.5 Ownership of Shares. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Whole or fractional shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in Section 5.

1.6 Transfer Taxes. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.7 Reporting Responsibility. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Merger Date and such later date on which the Selling Fund is terminated and deregistered.

1.8 Termination and Deregistration. The business of the Selling Fund shall be wound up, and the Company shall be dissolved as a Wisconsin corporation and deregistered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), promptly following the Merger Date and the making of all distributions pursuant to paragraph 1.4.

     ARTICLE II

     VALUATION

2.1 Valuation of Assets. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day immediately preceding the Merger Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

2.2 Valuation of Shares. The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's current prospectus and statement of additional information, as applicable.

2.3 Shares to be Issued. The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by dividing the value of the assets of the Selling Fund determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of an Acquiring Fund Share determined in accordance with paragraph 2.2.

2.4 Determination of Value. All computations of value shall be made by Bankers Finance Advisors, LLC in accordance with its regular practice and procedures in pricing the shares and assets of the Trust.

     ARTICLE III

    CLOSING AND MERGER DATE

3.1 Merger Date. The Merger Date shall be June 13, 1997 or such later date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Merger Date unless otherwise provided. The Closing shall be held as of 4:00 o'clock p.m. at the offices of Bankers Finance Advisors, LLC, 1655 Ft. Myer Drive, Arlington, Virginia 22209, or at such other time and/or place as the parties may agree.

3.2 Custodian's Certificate. Firstar Trust Company, as custodian for the Selling Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that: (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Merger Date and (b) all necessary taxes including all applicable Federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities.

3.3 Effect of Suspension in Trading. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted, or ( b ) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Merger Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

3.4 Transfer Agent's Certificate. Firstar Trust Company, as transfer agent for the Selling Fund shall deliver at the Closing a certificate of an authorized officer stating that their records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Merger Date to the Secretary of the Company, or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request. The Trust serves as transfer agent for the Acquiring Fund.

     ARTICLE IV

    REPRESENTATIONS AND WARRANTIES

 4.1 Representations of the Selling Fund. The Selling Fund represents and warrants to the Acquiring Fund as follows:

(a) The Selling Fund is a Wisconsin corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin;

(b) The Selling Fund is a registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940 (the "1940 Act") is in full force and effect;

(c) The current prospectus and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended, (the "1933 Act") and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

(d) The Selling Fund is not, and the execution, delivery and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of the Company's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Selling Fund is a party or by which it is bound;

(e) The Selling Fund has no material contracts or other commitments (other than this Agreement) which will be terminated with liability to it prior to the Merger Date;

(f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

(g) The financial statements of the Selling Fund at December 31, 1996 have been audited by Williams, Young & Associates, certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such dates, and there are no known contingent liabilities of the Selling Fund as of such dates not disclosed therein;

(h) Since December 31, 1996, there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change;

(i) At the Merger Date, all Federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof and to the best of the Selling Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns;

(j) For each of the preceding six fiscal years of its operation the Selling Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains;

(k) All issued and outstanding shares of the Selling Fund are, and at the Merger Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund. All of the issued and outstanding shares of the Selling Fund will, at the time of the Merger Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares;

(l) At the Merger Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund;

(m) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund's shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

(n) The information to be furnished by the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto;

(o) The proxy statement of the Selling Fund to be included in the Registration Statement referred to in paragraph 5.7 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Merger Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

 4.2 Representations of the Acquiring Fund. The Acquiring Fund represents and warrants to the Selling Fund as follows:

(a) The Acquiring Fund is a separate investment series of a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts.

(b) The Acquiring Fund is a separate investment series of a Massachusetts business trust that is registered as an investment company classified as a management company of the open-end type and its registration with the Commission as an investment company under the 1940 Act shall be in full force and effect as of the Merger Date;

(c) The current prospectus and statement of additional information of the Acquiring Fund, to be effective as of the Merger Date, shall conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

(d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not, result in violation of the Trust's Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound;

(e) Except as otherwise disclosed to the Selling Fund and accepted by the Selling Fund, no material litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein;

(f) The financial statements of the Acquiring Fund at March 31, 1996 have been audited by Ernst & Young LLP, certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein;

(g) Since March 31, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change;

(h) At the Merger Date, all Federal and other tax returns and reports of the Acquiring Fund required by law then to be filed shall have been filed, and all Federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof and to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

(i) For each fiscal year of its operation the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company;

(j) All issued and outstanding Acquiring Fund Shares are, and at the Merger
Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except that, under Massachusetts law, shareholders of the Acquiring Fund could, under certain circumstances, be held personally liable for obligations of the Acquiring Fund). The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares;

(k) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

(l) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will at the Merger Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable (except that, under Massachusetts law, shareholders of the Acquiring Fund could, under certain circumstances, be held personally liable for obligations of the Acquiring Fund);

(m) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto;

(n) The Prospectus and Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund ) will, on the effective date of the Registration Statement and on the Merger Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; and

(o) The Acquiring Fund agrees to use all reasonable efforts to give the notices or obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Merger Date.


     ARTICLE V

COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

5. 1 Operation in Ordinary Course. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Merger Date, it being understood that such ordinary course of business will include customary dividends and distributions.

5.2 Approval of Shareholders. The Selling Fund will call a meeting of the Selling Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

5.3 Investment Representation. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.4 Additional Information. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

5.5 Further Action. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Merger Date.

5.6 Statement of Earnings and Profits. As promptly as practicable, but in any case within sixty days after the Merger Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for Federal income tax purposes which will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be certified by the Selling Fund's President, its Treasurer and its independent auditors.

5.7 Preparation of Form N-14 Registration Statement. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus and Proxy Statement") which will include the Prospectus and Proxy Statement, referred to in paragraph 4.1(o), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, (the "1934 Act") and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

     ARTICLE VI

  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

  The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Merger Date, and, in addition thereto, the following further conditions:

6.1 All representations, covenants and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Merger Date with the same force and effect as if made on and as of the Merger Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by the Trust's President or Vice President and its Secretary, Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Selling Fund and dated as of the Merger Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request; and

6.2 The Selling Fund shall have received on the Merger Date an opinion or statement from Sullivan & Worcester LLP, counsel to the Acquiring Fund, in form and substance satisfactory to the Selling Fund addressing the Acquiring Fund's standing, authority or such other matters as the Acquiring Fund may request to ensure the timely and authorized accomplishment of the Merger without penalty or assumption of liability. Such statement shall contain such assumptions and limitations as shall be in the opinion of Sullivan & Worcester, LLP appropriate to matters expressed therein.

ARTICLE VII

  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

  The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Merger Date and, in addition thereto, the following conditions:

7.1 All representations, covenants and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Merger Date with the same force and effect as if made on and as of the Merger Date, and the Selling Fund shall have delivered to the Acquiring Fund on the Merger Date a certificate executed in its name by the Selling Fund's
President or Vice President and its Secretary, Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and, dated as of the Merger Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request;

7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Merger Date, certified by the Treasurer of the Selling Fund ; and

7.3 The Acquiring Fund shall have received on the Merger
Date an opinion or statement from DeWitt, Ross & Stevens, S.C., counsel to the Selling Fund, in form and substance satisfactory to the Acquiring Fund addressing the Selling Fund's standing, authority or such other matters as the Selling Fund may request to ensure the timely and authorized accomplishment of the Merger without penalty or assumption of any liability not otherwise disclosed in the Selling Fund's financial statements. Such statement shall contain such other assumptions and limitations as shall be in the opinion of DeWitt Ross & Stevens, S.C. appropriate to matters expressed therein.

     ARTICLE VIII

  FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
    FUND AND THE SELLING FUND

  If any of the conditions set forth below do not exist on or before the Merger Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of the Selling Fund's Articles of Incorporation and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1;

8.2 On the Merger Date the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

8.3 All required consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities ( including those of the Commission and of state Blue Sky and securities authorities. including any necessary "no-action" positions of and exemptive orders from such Federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions;

8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

8.5 The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable years ending on or prior to the Merger Date (computed without regard to any deduction for dividends paid) and all of its net capital gain realized in all taxable years ending on or prior to the Merger Date (after reduction for any capital loss carryforward);

 8.6 The parties shall have received a favorable opinion of DeWitt, Stevens & Ross, S.C. addressed to the Acquiring Fund and the Selling Fund substantially to the effect that for Federal income tax purposes:

(a) The transfer of substantially all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund followed by the distribution of the Acquiring Fund's shares to the Selling Fund in dissolution and liquidation of the Selling Fund, will constitute a "reorganization" within the meaning of
Section 368(a)(1)(C) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund; (c) no gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund or upon the distribution ( whether actual or constructive ) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund; (d) no gain or loss will be recognized by Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund; (e) the aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Merger will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Merger, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefore were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Merger ); and (f) the tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Merger, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

ARTICLE IX

    BROKERAGE FEES AND EXPENSES

9.1 The Acquiring Fund and the Selling Fund each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

9.2 (a) Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Acquiring Fund will be borne by Madison Investment Advisors, Inc. ("Madison"). The Selling
Fund will bear the expense of its own counsel and counsel to its Directors in connection with the transactions contemplated by this Agreement. All other expenses of the transactions contemplated by this Agreement incurred by the Selling Fund will be borne by Madison. Such expenses include, without limitation, (i) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (ii) expenses associated with the preparation and filing of the Registration
Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement;
(iii) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (iv) postage; (v) printing; (vi) accounting fees; (vii) legal fees; and (viii) solicitation cost of the transactions. (b) Consistent with the provisions of paragraph 1.3, the Selling Fund, prior to the Merger Date, shall pay for or include in the statement of assets and liabilities prepared pursuant to paragraph 1.3 all of its known and reasonably estimated expenses associated with the transactions contemplated by this Agreement

     ARTICLE X

   ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that the Agreement constitutes the entire agreement between the parties.

10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

     ARTICLE XI

     TERMINATION

11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Merger Date because:

(a) of a breach by the other of any representation, warranty or agreement contained herein to be performed at or prior to the Merger Date, if not cured within 30 days; or

(b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund or the Selling Fund, the Trust, or their respective Directors, Trustees or officers, to the other party or its Directors, Trustees or officers, but each shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.2.

     ARTICLE XII

     AMENDMENTS

  This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund: provided, however, that following the meeting of the Selling Fund Shareholders called by the Selling Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

     ARTICLE XIII

     NOTICES

  Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy, overnight courier or certified mail addressed to

  The Acquiring Fund:

   GIT Equity Trust
   1655 Ft. Myer Drive, Suite 1000
   Arlington, Virginia 22209
   Attention:  W. Richard Mason, Esq.

  or to the Selling Fund

   Bascom Hill Investors, Inc.
   6411 Mineral Point Road
   Madison, Wisconsin, 53705
   Attention: Frank E. Burgess, Esq.

     ARTICLE XIV

 HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

14.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

14.3 This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

14.5 It is expressly agreed to that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Trust, personally, but bind only the trust property of the Trust, as provided in the Declaration of Trust of the Acquiring Fund. The execution and delivery of this Agreement has been authorized by the Trustees of the Trust on behalf of the Acquiring Fund and signed by authorized officers of the Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Acquiring Fund as provided in the Trust's Declaration of Trust.


   IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.

     GIT Equity Trust
     on behalf of the Select Growth Fund Portfolio

    By:/s/
    Name: Katherine L. Frank
    Title: President



     Bascom Hill Investors, Inc.

    By: /s/
    Name: Frank E. Burgess
    Title: President

        Bascom Hill Investors, Inc.
     MEETING OF SHAREHOLDERS -- MAY xx, 1997

This proxy is solicited on behalf of the Directors of Bascom Hill Investors, Inc.

The undersigned hereby appoints Katherine L. Frank, Frank E. Burgess and Elizabeth Hendricks, and each of them separately, proxies, with full power of substitution, and hereby authorizes them to represent and to vote, as designated below at the Annual Meeting of Shareholders of the above referenced Investors Fund (the "Fund") to be held on Thursday, May
29, 1997 at the Radisson Inn, 517 Grand Canyon Drive, Madison, Wisconsin, at 3:00 p.m. Central time, and at any adjournments thereof (the "Meeting"), all of the shares of the Fund which the undersigned would be entitled to vote if the undersigned were personally present.

Note:  Please sign exactly as name appears on this card.
All joint owners should sign. When signing as an executor, administrator, attorney, trustee, guardian or custodian for a minor, please give full title as such. If a corporation, please sign in full corporate name and indicate the signer's office. If a partner, sign in partnership name.

Every shareholder's vote is important! Vote this Proxy Card today! Please detach at perforation before mailing.

This proxy, when properly executed, will be voted in the manner directed herein by the shareholder whose name is signed herein. If no direction is made, this proxy will be voted for each proposal.

To vote, mark blocks below in blue or black ink as follows [x]
Bascom Hill Investors, Inc.
 Keep this portion for your records.
(perforation)
Detach and return this portion only.
1. To approve the proposed Agreement and Plan of Merger with the GIT Equity Trust Select Growth Portfolio.

     o  YES   o  NO   o  ABSTAIN

2. Proposal to elect each of the nominees for Directors of the Investors Fund (except those marked below)
[ ] For all nominees [ ] Withhold authority for all [ ] To withhold authority to vote for an individual nominee (or nominees), write the nominee's name on the line below.

Frank E. Burgess, James R. Imhoff, Jr., Edmund Johnson,
Lorence D. Wheeler
_____________________________________

3. To approve the investment advisory agreement between Madison Investment Advisors, Inc. and the Investors Fund.

     o  YES   o  NO   o  ABSTAIN

4.  To ratify the selection of Williams, Young &
Associates, LLC, independent auditors.

     o  YES   o  NO   o  ABSTAIN

5. To consider and vote upon such other matters as may properly come before said meeting or any adjournments thereof.

     o  YES   o  NO   o  ABSTAIN

   These items are discussed in greater detail in the attached
Prospectus/Proxy Statement. The Board of Directors of Bascom
Hill Investors, Inc. has fixed the close of business on March 31, 1997, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting.

   SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL MEETING ARE
REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXIES ARE SET FORTH ON THE INSIDE COVER.

  STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 1997

    Acquisition of the Assets of
    Bascom Hill Investors, Inc.
    6411 Mineral Point Road
    Madison, Wisconsin 53705
     1-800-553-7838

   By and in Exchange for Shares of

   Select Growth Portfolio
     of
     GIT Equity Trust
    1655 Ft. Myer Drive, Suite 1000
    Arlington, Virginia 22209
     1-800-336-3063


This Statement of Additional Information, relating specifically to the proposed transfer of the assets of Bascom Hill Investors, Inc.
in exchange for shares of the Select Growth Portfolio, a series of GIT Equity Trust, and the assumption by the Select Growth Portfolio of certain identified liabilities of Bascom Hill Investors, is not a prospectus. A Prospectus/Proxy Statement dated May 1, 1997 relating to the above-referenced matter may be obtained from Bascom Hill Investors, Inc., 6411 Mineral Point Road Madison, Wisconsin 53705, 1-800-553-7838. This Statement of Additional Information relates to and should be read in conjunction with such Prospectus/Proxy Statement.

  This Statement of Additional Information incorporates by reference the following documents, a copy of each of which accompanies this Statement of Additional Information:

  1. The Prospectus of the GIT Equity Trust, dated July 31, 1996.

  2. The Statement of Additional Information of the
   GIT Equity Trust, dated July 31, 1996.

  3. The Prospectus of Bascom Hill Investors, Inc. dated
   February 28, 1997.

  4. The Statement of Additional Information of Bascom
   Hill Investors, dated February 28, 1997.

5. The Annual Report of Bascom Hill Investors, Inc.
   dated December 31, 1996.

6.  The Annual Report of GIT Equity Trust dated
    March 31, 1996 and the Semi-Annual Report
    (unaudited) of  GIT Equity Trust dated
    September 30, 1996.

  The following pro forma financial information relates to Bascom
Hill Investors, Inc. and the GIT Equity Trust Select Growth Portfolio:

Pro Forma Combining Portfolios of Investments of
Bascom Hill Investors, Inc. and the GIT Equity Trust Select Growth Portfolio December 31, 1996
(unaudited)

STATEMENT OF NET ASSETS

Schedule of Investments
December 31, 1996

                                               Market
Common Stocks -                   Shares       Value

Automotive
Pep Boys - Manny, Moe & Jack      23,800      $731,850

Capital Goods
General Electric                   2,000       197,750

Chemicals
Morton International, Inc.        17,950       731,463

Computer - Hardware and Peripherals
Cabletron Systems, Inc.           21,800       724,850
Cisco Systems, Inc.                4,000       254,750
Compaq Computer Corp.              5,250       390,469
U.S. Robotics Corporation          3,000       216,188

Computers - Software and Services
Computer Associates                3,000       149,250
	International, Inc.
Reynolds & Reynolds Company        7,000       182,000

Consumer Products
Kimberly Clark Corp.               4,800       457,200
Lancaster Colony Corp.            13,900       639,400
Procter & Gamble Company           1,200       129,000

Electronics - General
Eastman Kodak Company              9,400       754,350

Electronics - Semiconductors
Applied Materials, Inc.            4,800       172,500
Intel Corporation                  3,500       458,280

Financial Services
American Express Corporation      13,200       745,800
Federal Home Loan Mortgage Corp.   8,150       898,806
Green Tree Financial Corporation   8,400       324,450
Norwest Corporation               16,650       724,275

Food & Beverage
Conagra, Inc.                     15,400       766,150
Dole Food Co.                     16,700       565,712

Hotels and Motels
La Quinta Inns, Inc.               9,800       187,425

Housing and Construction
Clayton Homes, Inc.               10,327       139,421
Oakwood Homes Corporation          5,600       128,100

Insurance
MGIC Investment Corp.              5,500       418,000
SunAmerica, Inc.                   5,500       244,062

Medical & Health Care
Abbott Laboratories               18,050       916,038
Columbia/HCA Healthcare Corp.     22,275       907,706
Schering Plough Corp.             13,200       854,700

Restaurants
McDonalds Corporation             16,000       725,269

Retail - Department Stores
Wal-Mart Stores, Inc.             35,900       818,368

Retail - Special Lines
Callaway Golf Company              2,500        71,875
Intimate Brands, Inc.             12,850       218,450

Telecommunications
Bell Atlantic Corp.               11,150       721,963

Toys
Mattel, Inc.                       8,000       222,000

Total Common Stocks (Cost $13,927,557)     $16,787,870

See Accompanying Notes to Financial Statements

                               Principal    Market
                               Amount       Value
Short Term Investments

Commercial Paper
Associated First Cap Corp 5.45%
 due 1/15/97                   $450,000     $450,000

Variable Rate Demand Notes
American Family Financial Services
 5.21% due 1/1/97              $450,000     $450,000
General Mills, Inc. 5.20% due
 1/1/97                         450,000      450,000
Johnson Controls, Inc. 5.21%
 due 1/1/97                     450,000      450,000
Pitney Bowes Credit Corp. 5.20%
 due 1/1/97                     450,000      450,000
Sara Lee Corp. 5.18% due 1/1/97 450,000      450,000
Southwestern Bell Telephone
 5.19% due 1/1/97               450,000      450,000
Warner Lambert 5.18% due 1/1/97 268,258      268,258
Repurchase Agreement            591,000      591,000

Total Short Term Investments (Cost
 $4,009,258)                              $4,009,258

Cash & Receivables Less Liabilities       $ (125,234)

TOTAL NET ASSETS                         $20,671,894
Shares Outstanding                         1,010,011
Net Asset Value Per Share                    $20.467


STATEMENT OF OPERATIONS
                                               Year Ended
                                               December 31, 1996

Income:
Interest                                      $215,530
Dividends                                      180,655
   Total Investment Income                     396,185

Expenses
Auditing Fee                                     7,798
Custodial Fee                                    4,594
Directors' Fee                                   6,164
Investment Advisor Fee                         155,145
Legal Fee                                        1,539
Licensing Fee                                   10,092
Printing Cost                                    7,565
Transfer Agent Expenses                         68,388
Other Fees                                      10,288
   Total Expenses                              271,573

Net Investment Income (Loss)                   124,612

Net Realized Gain on Investments             3,426,441

Decrease in Unrealized Depreciation            (324,789)

Net Realized Gains and Increase                 3,101,652
   in Unrealized Appreciation

Total Increase in Net Assets                   $3,226,264
   Resulting From Operations



See Accompanying Notes to Financial Statements

 NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS OF
 Bascom Hill Investors, Inc. and GIT Equity Trust Select Growth Portfolio
    DECEMBER 31, 1996
     (unaudited)

1. BASIS OF COMBINATION
 The Pro Forma Combining Portfolio of Investments and Pro Forma Combining Statement of Net Assets reflect the accounts of GIT Equity Trust,
Select Growth Portfolio (GIT) and Bascom Hill Investors, Inc. (BHI) at
 December 31, 1996.
The Pro Forma Combining Statement of Operations reflects the accounts of
GIT and BHI for the year ended December 31, 1996. These statements have been derived from GIT's and BHI's books and records utilized in calculating daily net asset value at December 31, 1996.

 The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of BHI in exchange for shares of GIT under generally accepted accounting principles. The historical cost of investment securities will be carried forward to the surviving entity and the results of operations of GIT for pre-combination periods will not be restated. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the Agreement and Plan of Merger.
The actual fiscal year of the combined fund will be December 31, the fiscal year end of BHI.

 The Pro Forma Combining Statement of Net Assets and Liabilities and the Pro Forma Combining Statement of Net Investment Income should be read in conjunction with the historical financial statements of BHI included or incorporated by reference in the Statement of Additional Information.

2. SHARES OF BENEFICIAL INTEREST
 The pro forma net asset value per share assumes the issuance of shares of GIT, which would have been issued at December
31, 1996, in connection with the proposed reorganization, had it occurred then.

3. PRO FORMA OPERATIONS
 The Pro Forma Statement of Operations assumes the same rate of gross investment income for the investments of GIT and BHI. Pro Forma operating expenses include the actual expenses of BHI and GIT. The expected expenses of the combined Fund should be lower in light of the larger net asset size among which expenses will be divided.

     GIT Equity Trust
     PART C

    OTHER INFORMATION


Item 15.   Indemnification

 Madison maintains a Directors and Officers Errors and Omissions Policy which covers the officers and Directors/Trustees of Bascom Hill Investors, Inc. and
GIT Equity Trust as well as the officers and directors of the Advisor and its affiliates. Such policy does not protect against any liability resulting from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
(Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of such registrants pursuant to any provision in the Trust or its By-Laws, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.)


Item 16.  Exhibits:

     1.  Declaration of Trust dated November
         18, 1982, as amended.*

     2.  Bylaws of GIT Equity Trust.*

     3.  Not applicable.

     4.  Agreement and Plan of Merger.
         Exhibit A to Prospectus contained in
         Part A of this Registration Statement.

     5.  Not applicable.

     6.  Form of Investment Advisory Agreement
         dated July 31, 1996 between Bankers
         Finance Advisors, LLC and GIT Equity
         Trust.**

     7.  Distribution Agreement dated January
         11, 1983 between the Trust and GIT
         Investment Services, Inc.*

     8.  Not applicable.

     9.  Custody Agreement between the Trust
         and Star Bank, N.A. dated September
         8, 1993.*

     10.  Not applicable.

     11.  Opinion of counsel, Sullivan &
          Worcester, LLP.*

     12.  Draft tax opinion of DeWitt Stevens
          and Ross, S.C. Filed herewith.

     13.  Contracts consisting of Services
          Agreement between the Trust and
          Bankers Finance Advisors, LLC
          dated July 31, 1996.**

     14.  Consent of Independent Auditors. Filed
          herewith.

     15.  Not applicable.

     16.  Powers of Attorney. Filed herewith.

* Incorporated by reference to Post-Effective
Amendment No. 17 filed by GIT Equity Trust, 1933 Act
Registration Number 2-80805, Investment Company
Act of 1940 File Number 811-3615 on June 14,
1996, effective July 31, 1996; alternatively incorporated by reference to Post-Effective
Amendment No. 18 filed by GIT Equity Trust,
1933 Act Registration Number 2-80805,
Investment Company Act of 1940 File Number
811-3615 contemporaneously with this
Form N-14.
** Investment Advisory and Services Agreements dated July 31, 1996 between GIT Equity Trust and Bankers Finance Advisors, LLC are incorporated by reference to Form NSAR-A filed by GIT Equity Trust, 1933 Act Registration
Number 2-80805, Investment Company Act
of 1940 File Number 811-3615 on November
26, 1996 for the period ending September 30, 1996; alternatively incorporated by reference to Post-Effective Amendment No. 18 filed by GIT
Equity Trust, 1933 Act Registration Number
2-80805, Investment Company Act of 1940 File
Number 811-3615 contemporaneously with
this Form N-14.

Item 17.   Undertakings.

     (1)    The undersigned Registrant agrees
         that prior to any public reoffering
         of the securities registered through
         the use of a prospectus which is a
         part of this Registration Statement
         by any person or party who is deemed
         to be an underwriter within the
         meaning of Rule 145(c) of the
         Securities Act of 1933, the
         reoffering prospectus will contain
         the information called for by the
         applicable registration form for
         reofferings by persons who may be
         deemed underwriters, in addition to
         the information called for by the
         other items of the applicable form.

     (2)    The undersigned Registrant agrees
         that every prospectus that is filed
         under paragraph (1) above will be
         filed as a part of an amendment to
         the Registration Statement and will
         not be used until the amendment is
         effective, and that, in determining
         any liability under the Securities
         Act of 1933, each post-effective
         amendment shall be deemed to be a
         new Registration Statement for the
         securities offered therein, and the
         offering of the securities at that
         time shall be deemed to be the
         initial bona fide offering of them.

         SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the County of Arlington and Commonweath of Virginia, on the 1st day of April, 1997.

           Registrant: GIT Equity Trust

            By: (signature)
            ----------------------------------
            Name: Katherine L. Frank
            Title: President

   As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

**,                      Trustee, Vice President     (Date)
Frank E. Burgess          and Treasurer

**,                      Trustee
James Imhoff                                         (Date)


**,                           Trustee
Thomas S. Kleppe                                     (Date)


**,                           Trustee
Lorence Wheeler                                      (Date)


_____________________,  **Attorney-In-	        1/24/97
David Leahy, Esquire          Fact